Exhibit 99.1



MEDIA CONTACT
Allison Lowe Burum
(972) 499-6631
Allison.Lowe@hck2.com

Mannatech Announces Status of Stock Pledge

(COPPELL, Texas) April 15, 2011 – Mannatech, Incorporated (NASDAQ: MTEX) has received information regarding the status of Marlin Ray Robbins' shares of the Company's common stock pledged by him. Marlin Ray Robbins is a member of the Mannatech Board of Directors.

In 2005, Mr. Robbins pledged 1.4 million of his shares of Mannatech common stock to Triangle Equities, which has since been placed in receivership along with related entities, as a result of an action filed by the U.S. Securities and Exchange Commission (SEC). The SEC and the receiver allege Triangle Equities was part of a fraudulent stock–based loan scheme in which it would fraudulently liquidate stock pledged by borrowers such as Mr. Robbins. In a related matter, Triangle Equities Director Michael Spillan was recently indicted for securities violations as a result of such loan program.

Given a recent court filing by the receiver proposing to resolve the outstanding claims of the borrowers, including Mr. Robbins, against Triangle Equities, it appears unlikely that Triangle Equities still holds the shares or that Mr. Robbins will regain possession of the shares which were pledged to Triangle Equities. The allegations of the receiver will be heard by the court in the receivership on June 28, 2011.

"Mr. Robbins continues as a significant Mannatech shareholder, to act as a great spokesperson for Mannatech, build his Mannatech business, and act as a mentor to all independent Associates," said Co-CEO and Chief Financial Officer Steve Fenstermacher. "His dedication to our company, social entrepreneurship and integrative health will be instrumental to Mannatech's current business as well as our continuing expansion into new markets, along with his leadership for all independent Associates intent upon making a difference in our world."

For more information, please refer to the Company's filings on the SEC website at www.sec.gov.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are

available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore, the Republic of Korea and Mexico. For more information, visit Mannatech.com.

Please note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward‑looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes and its planned growth into new international markets. Although Mannatech believes that the expectations, statements and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10‑K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.